Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Jaguar Mining Reports Q4 and FY 2009 Earnings

     FY 2009 Adjusted Net Income of $0.37/share and Adjusted Operating Cash
Flow of $41.1 Million

     JAG - TSX/NYSE

     CONCORD, NH, March 22 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE) reports its financial and operational results for the period ended December 31, 2009. All figures are in U.S. dollars unless otherwise indicated.

     FY 2009 Highlights

     <<
     -   Net loss of $8.0 million or ($0.10) per basic share and fully diluted share for the year ended December 31, 2009 compared to a net loss of
         $4.3 million or ($0.07) per basic and fully diluted share for the same period in 2008. Adjusted net income for FY 2009, excluding special non-operating and non-recurring charges totaled $28.0 million or $0.37 per share (See Non-GAAP Performance Measures).

     -   FY 2009 gold sales rose to 143,698 ounces at an average price of $979 per ounce yielding revenue of $140.7 million compared to gold sales of 108,944 ounces at an average price of $860 per ounce and revenue of $93.7 million for the same period in 2008.

     -   FY 2009 gold production totaled 155,102 ounces of gold at an average cash operating cost of $468 per ounce compared to 115,348 ounces at an average cash operating cost of $429 per ounce during FY 2008 (see
         Non-GAAP Performance Measures).

     -   Gross profit for FY 2009 increased to $42.6 million from $27.4 million in FY 2008.

     -   Cash provided by operating activities during FY 2009 totaled $32.5 million compared to ($1.4) million during FY 2008. Adjusted cash flow from operating activities for FY 2009 totaled $41.1 million, excluding special non-operating and certain non-recurring cash charges that do not reflect on-going costs in Jaguar's operations or administrative costs.

     -   Invested $85.5 million in growth projects during FY 2009, down slightly from the $89.3 million invested in FY 2008.

     -   Exceeded underground development targets and achieved 14.9 km for FY
         2009 and since the inception of the Company to over 45 km.

     -   On-schedule and on-budget for the construction of the Caete plant and mines, the Company's third major project. The Company expects to commission during Q2 2010.

     Q4 2009 Highlights

     -   A Q4 2009 net loss of $29.4 million or ($0.36) per basic and fully diluted share compared to a net loss of $3.4 million or ($0.05) per basic and fully diluted share in Q4 2008. The Company recognized special and non-recurring charges of $30.5 million in Q4 2009, including: (a) $16.9 million for charges related to the repurchase or redemption of all Cdn.$86.25 million of the Company's then outstanding 10.5% secured notes that were issued pursuant to an indenture in March 2007, which notes were repurchased or redeemed early in November 2009; (b) $3.5 million to write-down the asset value of the Sabara operation, a non-core facility which has remained idle since August 2009; (c) $0.8 million of charges related to strategic asset reviews during the year, which management believed did not merit further analysis or an investment; (d) stock compensation expense of $7.0 million, the largest portion of which was related to the strengthening of the Company's stock value as well as charges associated with changes imposed by Jaguar's Board related to vesting schedules for previous awards; (e) additional depletion related to unconverted resources of $1.0 million and (f) other charges of $1.3 million (See Non-GAAP Performance Measures).

     Excluding these special and non-recurring charges, Jaguar posted an adjusted Q4 2009 net income of $1.1 million or $0.01 per share.

     -   Q4 2009 gold sales rose to 35,944 ounces at an average price of
         $1,099 per ounce yielding revenue of $39.5 million compared to Q4
         2008 gold sales of 35,138 ounces at an average price of $793 per ounce and revenue of $27.9 million. This represents a 42% increase in gold sales revenue.

     -   Q4 2009 gold production totaled 39,891 ounces at an average cash operating cost of $539 per ounce compared to 37,916 ounces at an average cash operating cost of $396 per ounce during the same period last year, a production increase of 5% (see Non-GAAP Performance
         Measures).

     -   Q4 2009 gross profit increased to $10.4 million from $7.1 million in
         Q4 2008, a gross profit increase of 46%.

     -   Q4 2009 cash generated by operating activities totaled $1.2 million compared to ($5.5) million in Q4 2008. Excluding the cash portion of the special non-operating and non-recurring charges noted above, which totaled approximately $8.3 million, adjusted operating cash flow totaled $9.5 million in Q4 2009.

     -   Jaguar invested $32.6 million in growth projects in Q4 2009, up 134%
         from the $13.9 million invested in Q4 2008.

     -   In early-Q4 2009, the Company completed the construction of the Phase
         I expansion at Turmalina to boost annual gold production capacity at
         Turmalina from 80,000 ounces per year to 100,000 ounces per year and the mill operated at design levels during the quarter.

     -   Repurchased all outstanding Cdn.$86.25 million principal amount of the Company's 10.5% Secured Notes due March 23, 2012.

     -   Jaguar acquired Mineraco Chega Tudo Ltda. ("MCT") from Companhia
         Nacional de Mineraco ("CNM"), an indirect, wholly-owned subsidiary of Kinross Gold Corporation ("Kinross") in Q4 2009 for $42.5 million, which includes $3.5 million adjustment to reflect the fair value for accounting purposes on the closing date. Jaguar issued 3,377,354 common shares to satisfy the purchase price of $39 million. MCT holds the minerals licenses for the Gurupi Project, which the Company is moving forward to develop.
     >>

     Subsequent to the closing of the MCT transaction, the Company filed a technical resource statement on SEDAR compliant with National Instrument
("NI") 43-101 for the Gurupi Project, which contains measured and indicated
resources of approximately 2.52 million ounces of gold and additional inferred resources of 0.62 million ounces.
     A feasibility study for the Gurupi Project was initiated by the Company prior to the closing with Kinross and is scheduled to be completed in early-April 2010.

     <<
     -   As of December 31, 2009 the Company held cash, cash equivalents and short-term investments of approximately $121.3 million.
     >>

     Commenting on the 2009 accomplishments, Daniel R. Titcomb, Jaguar's
President and CEO stated, "As we began 2009, given the state of credit, financial and commodity markets, we made some tough decisions. We had placed our Caete Project on-hold, slashed operating and exploration budgets and trimmed staff to preserve capital. Fortunately, capital markets improved and we were able to raise the funds to re-take the Caete Project at a critical time and place Jaguar's production plans back on-track. As the year progressed, our operations continued to perform well and a buoyant gold market allowed us to streamline our capital structure with the elimination of the
10.5% secured notes through funds raised in a convertible offering. The elimination of those secured notes allowed us to regain valuable collateral which we intend to put to work to further grow our asset base."
     Mr. Titcomb added, "During the fourth quarter, our production assets performed as expected, even though sequencing at the mines changed temporarily. The result was lower grade ore was used to feed the mill. Within the next 30 to 45 days, we expect to commission our third major operation at
Caete. Completion of this new project achieves an important step in our plan to reach the mid-tier status within the next 18 months."

     <<
     Summary of Key Operating Results

     The following is a summary of key operating results.

                               Three Months Ended            Year Ended
                                  December 31               December 31
                           ---------------------------------------------------
                               2009         2008         2009         2008
                           ---------------------------------------------------
     (unaudited)
     ($ in 000s, except
      per share amounts)
     Gold sales            $    39,497  $    27,874  $   140,734  $    93,657
     Ounces sold                35,944       35,138      143,698      108,944
     Average sales price
      $/ounce                    1,099          793          979          860
     Gross profit               10,363        7,103       42,583       27,354
     Net loss                  (29,381)      (3,443)      (7,992)      (4,256)
     Basic loss per share        (0.36)       (0.05)       (0.10)       (0.07)
     Diluted loss per share      (0.36)       (0.05)       (0.10)       (0.07)
     Weighted avg. No.
      of shares outstanding
      - basic               80,738,919   63,982,281   76,410,916   62,908,676
     Weighted avg. No.
      of shares outstanding
      - diluted             80,738,919   63,982,281   76,410,916   62,908,676
     >>

     Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended December 31, 2009.

     Non-GAAP Performance Measures

     The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
     The Company has included cash operating cost per tonne processed, cash operating cost per ounce processed and cash operating margin per ounce because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. Additionally, the Company has provided Adjusted Net Income and Adjusted Cash Flow information which reflect the elimination of special non-operating and certain non-recurring charges that do not reflect on-going costs in Jaguar's operations or administrative costs. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are set out in the following tables.

     <<
     Adjusted Net Income
     ($000s)
                                                   ---------------------------
                                                    Three Months         Year
                                                           Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
                                                   ---------------------------
     Net (loss) as reported                          $   (29,381) $    (7,992)
     Adjustments:

     Note payable redemption                              16,902       16,902
     Stock based compensation(1)                           6,981       11,080
     Write-down of Sabara operation                        3,522        3,522
     Strategic asset review                                  838          838
     Additional depletion related to unconverted
      resources                                              963        1,858
     Other                                                 1,293        1,763
     Adjusted net income                             $     1,118  $    27,971

     (1) Stock based compensation excludes $57 and $164 from options for the three months and year ended.

     Adjusted Cash provided by operating activities
     ($000s)
                                                   ---------------------------
                                                    Three Months         Year
                                                           Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
                                                   ---------------------------
     Cash provided by operating activities as
      reported                                       $     1,189  $    31,923
     Adjustments:
     Note payable redemption                               4,082        4,082
     Stock based compensation                              3,283        3,283
     Additional depletion related to unconverted
      resources                                              963        1,858
     Adjusted cash provided by operating activities  $     9,517  $    41,146

     -------------------------------------------------------------------------
     Cash Operating Margin per oz of gold           Three Months         Year
                                                           Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Average sales price per oz of gold              $     1,099  $       979
       less
     Cost per oz of gold produced                            539          468
       equals
     Cash operating margin per oz of gold            $       560  $       511

     -------------------------------------------------------------------------
     Summary of Cash Operating Cost per             Three Months         Year
      tonne processed                                      Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Production costs per statement of
      operations(1)                                  $19,306,000  $70,117,000
     Change in inventory(2)                            2,548,000    2,396,000
     Operational cost of gold produced(3)             21,854,000   72,513,000
       divided by
     Tonnes processed                                    357,000    1,403,000
       equals
     Cost per tonne processed                        $     61.20  $     51.70

     -------------------------------------------------------------------------
     Turmalina Cash Operating Cost per              Three Months         Year
      tonne processed                                      Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Production costs                                $ 9,291,000  $33,029,000
     Change in inventory(2)                            1,970,000    2,016,000
     Operational cost of gold produced(3)             11,261,000   35,045,000
       divided by
     Tonnes processed                                    179,000      588,000
       equals
     Cost per tonne processed                        $     63.00  $     59.60

     -------------------------------------------------------------------------
     Paciencia Cash Operating Cost per              Three Months         Year
      tonne processed                                      Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Production costs                                $10,015,000  $33,667,000
     Change in inventory(2)                              578,000     (612,000)
     Operational cost of gold produced(3)             10,593,000   33,055,000
       divided by
     Tonnes processed                                    178,000      646,000
       equals
     Cost per tonne processed                        $     59.30  $     51.20

     -------------------------------------------------------------------------
     Sabara Cash Operating Cost per                 Three Months         Year
      tonne processed                                      Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Production cost                                 $         -  $ 3,421,000
     Change in inventory(2)                                    -      992,000
     Operational cost of gold produced(3)                      -    4,413,000
       divided by
     Tonnes processed                                          -      169,000
       equals
     Cost per tonne processed                        $         -  $     26.10

     -------------------------------------------------------------------------
     Summary of Cash Operating Cost per oz of       Three Months         Year
      gold produced                                        Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Production costs per statement of
      operations(1)                                  $19,306,000  $70,117,000
     Change in inventory(2)                            2,195,000    2,471,000
     Operational cost of gold produced(3)             21,501,000   72,588,000
       divided by
     Gold produced (oz)                                   39,890      155,102
       equals
     Cost per oz of gold produced                    $       539  $       468

     -------------------------------------------------------------------------
     Turmalina Plant Cash Operating Cost per        Three Months         Year
      oz produced                                          Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Production costs                                $ 9,291,000  $33,029,000
     Change in inventory(2)                            1,798,000    1,767,000
     Operational cost of gold produced(3)             11,089,000   34,796,000
       divided by
     Gold produced (oz)                                   21,184       82,070
       equals
     Cost per oz of gold produced                    $       523  $       424

     -------------------------------------------------------------------------
     Paciencia Plant Cash Operating Cost per        Three Months         Year
      oz produced                                          Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Production costs                                $10,015,000  $33,667,000
     Change in inventory(2)                              397,000     (200,000)
     Operational cost of gold produced(3)             10,412,000   33,467,000
       divided by
     Gold produced (oz)                                   18,707       66,671
       equals
     Cost per oz of gold produced                    $       556  $       502

     -------------------------------------------------------------------------
     Sabara Cash Operating Cost per                 Three Months         Year
      oz produced                                          Ended        Ended
                                                        December     December
                                                        31, 2009     31, 2009
     -------------------------------------------------------------------------
     Production costs                                $         -  $ 3,421,000
     Change in inventory(2)                                    -      904,000
     Operational cost of gold produced(3)                      -    4,325,000
       divided by
     Gold produced (oz)                                        -        6,360
       equals
     Cost per oz of gold produced                    $         -  $       680

     (1) Production costs do not include cost of goods sold adjustment of approximately $1.5 million for the three months ended December 31,
         2009 and $4.2 million for the twelve months ended December 31, 2009.
     (2) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
     (3) The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

     The following tables are included in Jaguar's audited financial statements as filed on SEDAR and EDGAR. Readers should refer to those filings for the associated footnotes which are an integral part of the tables.

     JAGUAR MINING INC.

     Consolidated Balance Sheet
     (Expressed in thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                     December 31, December 31,
                                                            2009         2008
     -------------------------------------------------------------------------
     Assets
     Current assets:
       Cash and cash equivalents                     $   121,256  $    20,560
       Inventory                                          36,986       19,946
       Prepaid expenses and sundry assets                 19,050        5,351
       Unrealized foreign exchange gains                   1,280            -
     -------------------------------------------------------------------------
                                                         178,572       45,857

       Prepaid expenses and sundry assets                 35,837       26,164
       Net smelter royalty                                 1,006        1,006
       Restricted cash                                       108        3,106
       Property, plant and equipment                     205,329      148,422
       Mineral exploration projects                      129,743       79,279

     -------------------------------------------------------------------------
                                                     $   550,595  $   303,834
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
     Current liabilities:
       Accounts payable and accrued liabilities      $    22,892  $    13,416
       Notes payable                                       5,366        4,319
       Income taxes payable                               15,641        8,626
       Asset retirement obligations                          510        1,337
       Unrealized foreign exchange losses                      -        2,421
     -------------------------------------------------------------------------
                                                          44,409       30,119

       Deferred compensation liability                     8,616          434
       Notes payable                                     126,784       69,729
       Future income taxes                                11,821            -
       Asset retirement obligations                       12,331        6,828
       Other liabilities                                     738            -
     -------------------------------------------------------------------------
       Total liabilities                                 204,699      107,110

     Shareholders' equity
       Common shares                                     365,667      245,067
       Stock options                                      14,762       19,059
       Contributed surplus                                42,028        1,167
       Deficit                                           (76,561)     (68,569)
     -------------------------------------------------------------------------
                                                         345,896      196,724
       Commitments
     -------------------------------------------------------------------------
                                                     $   550,595  $   303,834
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     JAGUAR MINING INC.

     Consolidated Statements of Operations and Comprehensive Loss
     (Expressed in thousands of U.S. dollars, except per share amounts)

     -------------------------------------------------------------------------
                                         Year Ended   Year Ended   Year Ended
                                        December 31, December 31, December 31,
                                               2009         2008         2007
     -------------------------------------------------------------------------
     Gold sales                         $   140,734  $    93,657  $    47,834
     Production costs                       (74,287)     (53,610)     (28,313)
     Stock-based compensation                  (600)         (24)           -
     Depletion and amortization             (23,264)     (12,669)      (5,232)
     -------------------------------------------------------------------------
     Gross profit                            42,583       27,354       14,289
     -------------------------------------------------------------------------

     Operating expenses:
       Exploration                            3,079        3,536        2,365
       Stock-based compensation              10,644        1,238       10,750
       Administration                        16,411       12,571        9,617
       Management fees                        1,604          854          747
       Amortization                             452          264            -
       Accretion expense                        786          490          138
       Other                                  2,440          379        2,782
     -------------------------------------------------------------------------
       Total operating expenses              35,416       19,332       26,399
     -------------------------------------------------------------------------

     Income (loss) before the following       7,167        8,022      (12,110)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Loss on forward derivatives                  -          318        9,908
     Loss (gain) on forward foreign
      exchange derivatives                   (2,642)       2,623       (3,690)
     Foreign exchange gain                  (17,307)      (2,477)      (2,280)
     Amortization of deferred financing
      expense                                     -            -            -
     Interest expense                        28,847       11,584       11,170
     Interest income                         (4,203)      (3,850)      (4,601)
     Gain on disposition of property         (2,043)        (452)        (381)
     Write down on Sabara property            3,522            -            -
     Other non-operating expenses               145            -          230
     -------------------------------------------------------------------------
     Total other expenses                     6,319        7,746       10,356

     Income (loss) before income taxes          848          276      (22,466)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Income taxes
       Current income taxes                   4,979        6,172        3,519
       Future income taxes (recovered)        3,861       (1,640)       1,675
     -------------------------------------------------------------------------
     Total income taxes                       8,840        4,532        5,194
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Net loss and comprehensive loss for
      the year                               (7,992)      (4,256)     (27,660)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted net loss
      per share                         $     (0.10) $     (0.07) $     (0.52)

     Weighted average number of common
      shares outstanding (Note16)        76,410,916   62,908,676   53,613,175

     JAGUAR MINING INC.

     Consolidated Statements of Cash Flows
     (Expressed in thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                         Year Ended   Year Ended   Year Ended
                                        December 31, December 31, December 31,
                                               2009         2008         2007
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net loss and comprehensive loss
        for the year                    $    (7,992) $    (4,256) $   (27,660)
       Items not involving cash:
         Unrealized foreign exchange
          (gain) loss                        (3,227)      (3,471)       7,907
         Stock-based compensation             7,962        1,262       10,750
         Non-cash interest expense           15,320        1,982        2,953
         Accretion expense                      786          490          138
         Future income taxes (recovered)      3,861       (1,640)       1,675
         Depletion and amortization          23,716       12,933        5,232
         Write down on Sabara property        3,522            -            -
         Amortization of net smelter
          royalty                                 -          219          310
         Unrealized loss on forward sales
          derivatives                             -            -        4,284
         Unrealized loss (gain) on foreign
          exchange contracts                 (3,701)       4,102         (972)
         Gain on disposition of property          -            -         (381)
       Reclamation expenditure                 (328)           -         (157)
     Change in non-cash operating working
      capital
         Accounts receivable                      -            -        1,742
         Inventory                          (11,106)      (4,361)      (2,624)
         Prepaid expenses and sundry
          assets                            (13,612)     (14,200)     (11,659)
         Accounts payable and accrued
          liabilities                         9,707          423        6,991
         Current taxes payable                7,015        5,107        2,928
     -------------------------------------------------------------------------
                                             31,923       (1,410)       1,457
     Financing activities:
       Issuance of common shares, special
        warrants and warrants, net          114,294      105,803       30,138
       Shares purchased for cancellation          -       (6,381)      (2,089)
       Settlement of forward derivatives          -      (14,500)           -
       Decrease (increase) in restricted
        cash                                  2,998           (4)       2,925
       Repayment of debt                    (84,614)     (18,654)      (6,086)
       Increase in debt                     118,204        3,848       64,604
       Other long term liabilities              738            -            -
     -------------------------------------------------------------------------
                                            151,620       70,112       89,492
     Investing activities
       Mineral exploration projects         (25,200)     (37,087)     (27,233)
       Purchase of property, plant and
        equipment                           (60,300)     (52,210)     (35,859)
     -------------------------------------------------------------------------
                                            (85,500)     (89,297)     (63,092)

     Effect of foreign exchange on
      non-U.S. dollar denominated
      cash and cash equivalents               2,653       (4,556)       3,095
     Increase (decrease) in cash and cash
      equivalents                           100,696      (25,151)      30,952
     Cash and cash equivalents, beginning
      of year                                20,560       45,711       14,759
     -------------------------------------------------------------------------
     Cash and cash equivalents, end
      of year                           $   121,256  $    20,560  $    45,711
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Outlook

     The Company's production and cash operating costs for the year ended
December 31, 2009 and 2010 estimates are as follows:

     -------------------------------------------------------------------------
                      Actual        Actual           Estimated      Estimated
     -------------------------------------------------------------------------
                                      2009                            FY 2010
                                      Cash                               Cash
                        2009     Operating             FY 2010      Operating
                  Production         Costs          Production          Costs
     Operation           (oz)        ($/oz)                (oz)         ($/oz)
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Turmalina        82,070          $424     95,000 - 101,000    $480 - 490
     -------------------------------------------------------------------------
     Paciencia        66,671          $502      75,000 - 81,000    $495 - 510
     -------------------------------------------------------------------------
     Caete                 -             -      30,000 - 35,000    $500 - 510
     -------------------------------------------------------------------------
       Total         148,742          $459    200,000 - 217,000    $489 - 500
     -------------------------------------------------------------------------
     Sabara            6,360          $680                    -
     -------------------------------------------------------------------------
       Total         155,102          $468    200,000 - 217,000
     -------------------------------------------------------------------------

     Notes
     -----
     1.  Estimated 2010 cash operating costs based on R$1.75 per $1.00.
     2.  The 2009 exchange rate was R$2.04 per $1.00.
     3.  Sabara is a non-core/idle facility.
     >>

     Conference Call Details

     The Company will hold a conference call tomorrow, March 23 at 10:00 a.m.
EDT, to discuss the results.

     <<
                     From North America:     800-218-5691
                     International:          213-416-2192
                     Replay:
                     From North America:     800-675-9924
                     International:          213-416-2185
                     Replay ID:              32310
                     Webcast:                www.jaguarmining.com
     >>

     A presentation will be available prior to the call on the Company's homepage at www.jaguarmining.com.

     About Jaguar Mining

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranho. Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company's website at www.jaguarmining.com.

     Forward Looking Statements

     This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning the Company's objectives, such as estimated 2010 gold production and cash operating costs, steadily gain of the Company's financial performance, including operating cash flow and earnings, commissioning of the Caete Project in Q2 2010 and completion of the
Gurupi Project feasibility study in early-April 2010. These forward-looking statements can be identified by the use of the words "intends", "plans",
"expects", "expected" and "will". Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
     These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
     These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and
"RISK FACTORS" in the Company's Annual Information Form for the year ended
December 31, 2009 filed on System for Electronic Document Analysis and
Retrieval and available at http://www.sedar.com and the Company's Annual
Report on Form 40-F for the year ended December 31, 2009 filed with the United
States Securities and Exchange Commission and available at www.sec.gov.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 22:42e 22-MAR-10